VIA EDGAR




October 17, 2008

Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re:      Wilshire Variable Insurance Trust - File Nos. 333-15881 and 811-07917
                                             ---------------------------------

Ladies and Gentlemen:

On behalf of Wilshire Variable Insurance Trust (the "Registrant"), attached please find a Preliminary Information Statement for filing pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended. The purpose of the Information Statement is to disclose the change of control of a certain subadviser of the Registrant.

In order to comply with the terms of an SEC exemptive order (Release No. IC-23712), the Registrant is required to mail the Information Statement to shareholders by November 1, 2007. Therefore, we would appreciate your comments by October 29, 2007.

Please direct any inquiries regarding this filing to Renee Hardt at
(312) 609-7616.

                                                          Very truly yours,


                                                          /s/ Jeremy Steich
                                                          -----------------
                                                              PFPC Inc.
Enclosures